Exhibit 99.1

Date: July 21, 2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PETAQUILLA MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	27-07-2011
Record Date for Voting (if applicable) :	27-07-2011
Beneficial Ownership Determination Date :	27-07-2011
Meeting Date :	31-08-2011

Meeting Location (if available) :	Fairmont Waterfront, Nootka Room,
900 Canada Place Way,
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.